

March 2, 2009

Mr. Wolf Seyfert
Chief Financial Officer
American Bonanza Resources Corp.
94 Dowdeswell Street, PO Box N7521
Nassau, Bahamas

> **Re:** **American Bonanza Resources Corp.**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed January 22, 2009**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2009**
> **Filed February 25, 2009**
> **File No. 333-130286**

Dear Mr. Seyfert:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2008

Controls and Procedures, page 21

1.   We note you did not include the disclosure required by Item 307 of Regulation S-K regarding management's conclusion on the effectiveness of your disclosure controls and procedures as of October 31, 2008. Please confirm, if true, that your omission of this disclosure was inadvertent, or otherwise advise. Furthermore,

please expand your disclosure to include the information required by Item 307 of Regulation S-K as necessary.

2.   In addressing the comment above, please consider dividing your disclosure under this heading into three separate topics as follows:

    ▪   disclosure regarding disclosure controls and procedures (Item 307 of Regulation S-K);

    ▪   disclosure of management's annual report on internal control over financial reporting (Item 308T(a) of Regulation S-K); and,

    ▪   disclosure of changes in internal control over financial reporting (Item 308T(b) of Regulation S-K). Please modify your disclosure to refer to changes during your last fiscal quarter (fourth fiscal quarter in the case of an annual report).

Exhibits 31.1 and 31.2

3.   We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certifications and modify your exhibits as appropriate. In this regard and without limitation, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification. We note the certifications in your Form 10-Q for the fiscal quarter ended January 31, 2009 do not contain this modification.

Form 10-Q for the Fiscal Quarter Ended January 31, 2009

4.   Please be advised the definition of disclosure controls and procedures under Rules 13a-15(e) and 15d-15(e) also includes controls and procedures to ensure that information required to be disclosed by an issuer in the reports it submits under the Act are accumulated and communicated to the issuer's management, including its principal executive and financial officers. Please modify your disclosed definition of "disclosure controls and procedures" or make reference to the definition of such disclosure controls and procedures in Rules 13a-15(e) and 15d-15(e), as appropriate, to address this requirement.

5.   You state there were no "significant changes" in your "internal controls" and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However, Item 308T(c) of Regulation S-K requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during your last fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting." Please modify your disclosure accordingly.

6.   We also note from your disclosure that you "have not identified any significant deficiencies or material weaknesses in [y]our internal controls, and therefore there were no corrective actions taken." Given management's conclusion that your internal control over financial reporting was ineffective as of October 31, 2008, please tell us and expand your disclosure to explain the necessary facts and circumstances that led to your ability to conclude that you no longer had any significant deficiencies or material weaknesses in your internal control over financial reporting as of January 31, 2009.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, or John Cannarella at (202) 551- 3337, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief